Exhibit 99.1

Arbe Appoints Veteran Chief Financial Officer Karine Pinto-Flomenboim

Tel Aviv, Israel, November 08, 2021 — Arbe Robotics Ltd. (Nasdaq: ARBE) ("Arbe"), a global leader in next-generation 4D Imaging Radar Solutions, announced today the appointment of Karine Pinto-Flomenboim as its Chief Financial Officer, effective today. Pinto-Flomenboim will succeed Danny Klein, who successfully led the company from round A to the public listing of the company on Nasdaq. Klein will assume a senior management position in Arbe and will work closely with Pinto-Flomenboim to ensure a seamless transition.

As Chief Financial Officer, Pinto-Flomenboim will lead the company’s financial planning, analysis and reporting, tax, accounting, and treasury, reporting directly to Kobi Marenko, Chief Executive Officer.

Pinto-Flomenboim brings more than twenty years of financial experience to Arbe, working with multinational publicly traded companies. In her most recent role, Pinto-Flomenboim served as Chief Financial Officer at TIBA Parking Systems, a leading manufacturer of parking access and revenue control systems. Prior to this, Pinto-Flomenboim held the positions of head of corporate finance planning and analysis, and director of business controlling at Caesarstone Ltd. where she played a leading role in the company’s IPO; she managed the revenue and gross margin group at Applied Materials, Inc.; and served at various financial positions at Intel. Pinto-Flomenboim holds a master’s in economics from the Hebrew University of Jerusalem.

“I am excited to join Arbe at such an important time in the company’s evolution, having recently been listed on Nasdaq,” says Pinto-Flomenboim. “It’s an honor to be part of a team that is changing the automotive industry by providing the first 4D Imaging Radar Solution that enables advanced perception abilities, raising the bar for the entire radar and automotive market.”

“Karine Pinto-Flomenboim is a seasoned Chief Financial Officer that has a wealth of experience working with publicly traded companies, her outstanding leadership and invaluable insight will further fuel the growth of the company” says Kobi Marenko, Chief Executive Officer of Arbe. “I wish to thank Danny Klein for his significant contribution, I am confident that he will continue to contribute to Arbe in his next roles.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe's imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Statements that are not historical facts are forward-looking statements. You should carefully consider the risk factors and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s prospectus dated November 2, 2021, which was filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Media contact

DeeDee Rudenstein, Propel Strategic Communications 267-521-9654

drudenstein@propelsc.com

Arbe Robotics Ltd.

Shlomit Hacohen, CMO, LTD +972-54-5422432

shlomit.h@arberobotics.com